Advanced Series Trust
For the fiscal period ended 06/30/11
File number 811-5186

SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders


Shareholder Meeting Date:  March 30, 2011:

To approve an increase in the investment management fee rate paid to Prudential Investments LLC and AST Investment
Services, Inc. by the AST Aggressive Asset Allocation
Portfolio (to be renamed the AST Wellington Management Hedged
Equity Portfolio).

Affirmative    34,473,268.454       66.309%
Against      15,631,679.827      30.067%
Abstain      1,884,123.348      3.624%

Total          51,989,071.629      100.000%